Attachment to Form N-SAR, LPT Variable Insurance Series Trust, File Number 811-08960

Sub-Item 77C: Submission of matters to a vote of security holders

A special meeting of shareholders of LPT Variable Insurance Series Trust was held on August 20, 2001 to elect the following Trustees to serve until their successors are elected and have qualified: A. Scott Logan, Thomas L. West Jr. and George C. Nicholson. The vote was as follows:

         For                 Against
1,583,114.136              6,945.238